



DRIVER MANAGEMENT COMPANY LLC

October 29, 2021

Board of Directors
c/o Kemma Brown
Corporate Secretary
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via FedEx and email to kbrown@myrepublicbank.com

Board Members,

On October 27, 2021, Vernon Hill, chairman of the board of directors (the "Board") and chief executive officer of Republic First Bancorp, Inc ("FRBK") disclosed, during FRBK's third quarter earnings call (the "Earnings Call"), that FRBK intended to raise common equity during the fourth quarter. Raising capital at FRBK's current valuation to support undisciplined and ill-advised growth would be a serious mistake and would likely have significant adverse consequences for FRBK, its shareholders and the Board.

A few things for you to consider:

First, on December 5, 2016, Mr. Hill announced that "The Power of Red is Back."[1] Since then, from a shareholder perspective, the only thing that the Power of Red has produced is unacceptable returns.

Total Return (%)
80.00
60.00
40.00
20.00
0.00
(20.00)
(40.00)
(60.00)
(80.00)
12/5/2016
6/5/2017
12/5/2017
6/5/2018
12/5/2018
6/5/2019
12/5/2019
6/5/2020
12/5/2020
6/5/2021
FRBK
Dow Jones U.S. Micro Cap Banks Index

Source: S&P Capital IQ

Since the return of The Power of Red, FRBK's total return has been ***negative 48.50%*** compared to 49.09% for the Dow Jones U.S. Micro Cap Banks Index.

Second, the market has clearly expressed its views on The Power of Red: FRBK has been ***trading below liquidation value*** for the bulk of the last two years.

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[1] https://www.sec.gov/Archives/edgar/data/834285/000095015916000819/exhibit99-1.htm.

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7th Floor
New York, NY 10177



Price/Tangible Book Value (%)

FRBK: 68.03 % ------ Dow Jones U.S. Micro Cap Banks Index: 162.93 %

Source: S&P Capital IQ

In other words, the market thinks the Power of Red is worth far less than the net sum of its parts.

Third, for the twelve months ended September 30, 2021, FRBK produced a 5.70% return on common equity despite having a cost of common equity of 11.90%.[2] One of the only two equity research analysts covering FRBK estimates that a common equity raise will dilute tangible book value per share by close to 10%.[3] An obvious question—though one that Mr. Hill appears unable to answer—is how existing FRBK shareholders might possibly benefit from a dilutive capital raise when FRBK is currently earning less than half its cost of equity?

Fourth, that same research analyst assumes a capital raise of $75 million, which, based on FRBK's market capitalization of approximately $182 million as of the market close on October 28, 2021, would suggest that the capital raise would constitute a "20% Issuance" pursuant to Nasdaq Listing Rule 5635(d) and that, unless the capital raise is made pursuant to a "public offering" (as defined in Nasdaq Listing Rule 5635-3), would require shareholder approval. My strong opinion is that not only would a public offering of FRBK shares be an unmitigated disaster for existing shareholders, but those shareholders would also be unlikely to approve a 20% Issuance. Obviously, the Board should form its own conclusions as to this possibility.

Fifth, Mr. Hill continues to refer to his "model," which appears to refer to his tenure running Commerce Bancorp, Inc. and Metro Bank. With respect to Commerce, I believe it is beyond apparent that the interest rate environment (as well as investor expectations regarding capital ratios) are quite different today than during Mr. Hill's "glory days." With respect to Metro, one commentator's views would be equally applicable to FRBK:

> Capital and liquidity don't by themselves make a viable bank, and nor does providing free dog biscuits. Banks exist to make money, and Metro Bank isn't making any. . . .

> Metro Bank is forging ahead with a strategy to open lots more city center branches. It needs extremely good interest and fee income to sustain such a high-cost strategy. . . .

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[2] Source: Bloomberg.
[3] Piper Sandler Company Note October 27, 2021.

Furthermore, Metro Bank is much too oriented towards deposit-taking and payments, and not nearly interested enough in lending, the main source of income for a bank. Vernon Hill's brilliant business idea was that city types would wander into the stores to pay bills and make deposits in their lunch breaks or while walking the dog. Lending doesn't seem to have been much on his radar. Consequently, the bank's reports are distinctly unusual, highlighting deposit growth by product line and store but only giving broad outlines of lending performance.[4]

During the Earnings Call, Mr. Hill claimed that his "current models do not reflect the need for an additional equity raise until 2025." Since Mr. Hill did not disclose any of the assumptions in those "current models," it is hard to form much of a judgement on the likely accuracy of that prediction, other than it seems highly improbable, given current trends, that FRBK will not need to raise additional capital well before 2025. As directors, however, you should understand what those assumptions are and whether they are credible, particularly given current market conditions and Mr. Hill's past performance.

Sixth, as noted above, The Power of Red has produced little in the way of shareholder value—aside from growth without regard to profitability or shareholder value, the primary objective of The Power of Red seems to be to serve Mr. Hill's inflated ego. Rather than chip away at existing shareholders' relative ownership through dilutive capital raises, the Board should immediately ascertain whether Mr. Hill would be willing to demonstrate the courage of his convictions in The Power of Red by buying out existing shareholders at book value and, to the extent that Mr. Hill is unwilling to put his money where his mouth is, whether other interested parties would be willing to pay a premium to FRBK's current market price in order to preserve shareholder value. On its present course, The Power of Red is nothing but death by a thousand cuts for existing shareholders and a course that may well lead to consequences for current directors.

Seventh, Mr. Hill has implemented a model that (i) creates a constant demand for capital, yet (ii) produces little in the way of return on assets or return on equity (the primary metrics investors care about), which has (iii) driven FRBK's valuation well below tangible book value. In other words, Mr. Hill has created a demand for capital that can only be satisfied by issuing equity at a valuation well below tangible book value, thereby diluting existing shareholders' ownership interests and tangible book value per share. To allow Mr. Hill to take advantage of this situation—that he created to the detriment of all other shareholders—by allowing him to participate in any capital raise below tangible book value, would be unconscionable.

Eighth, FRBK's asset quality is excellent and I do not believe that there are any unexpected or hidden losses embedded in its balance sheet. FRBK shareholders would be entitled to receive approximately $4.67 per share (a 51% increasing from FRBK's closing price of $3.13 on October 28, 2021) *if FRBK were liquidated* and that value will only be reduced by issuing common equity at (or below) current valuations. What is the point of further diluting the value that existing shareholders would receive in a liquidation *when the market believes that FRBK is worth substantially less as a going concern than in a liquidation*?

Mr. Hill has had close to five years to demonstrate that The Power of Red is capable of creating shareholder value and has failed miserably. It is time for the Board to stop serving as Sancho Panza to Mr. Hill's Don Quixote; further pursuing The Power of Red makes as much sense as tilting at windmills and the Board should take immediate steps to preserve, protect and—incredibly—increase shareholder value.

At best, Mr. Hill's record for delivering value to investors at his previous banks is 1-1; unfortunately, that record is well on its way to 1-2. However, Mr. Hill's record for being removed as chairman and CEO is 2-0; you may well consider making it 3-0.

Driver Management Company LLC

/s/ J. Abbott R. Cooper

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[4] https://www.forbes.com/sites/francescoppola/2019/10/25/vernon-hills-departure-wont-solve-the-problems-of-the-uks-metro-bank/?sh=57a95edd7c06.



DRIVER MANAGEMENT COMPANY LLC

November 1, 2021

Board of Directors
c/o Kemma Brown
Corporate Secretary
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via email

Board Members,

To follow up on my letter of October 29, 2021 to the board of directors (the "Board") of Republic First Bancorp, Inc. ("FRBK"), I would like to make the following additional observations.

Profitability is not measured by mere growth in earnings, but the amount of capital required to produce those earnings. In his 1987 letter to Berkshire Hathaway shareholders, Warren Buffet discussed the growth in earnings of several Berkshire Hathaway portfolio companies and noted:

> By itself [the amount of growth in earnings], says nothing about economic performance. To evaluate that, we must know how much capital—debt and equity—was needed to produce these earnings.[1]

FRBK's return on common equity for the quarter ended September 31, 2021 was 5.70%; for the same period the return on common equity for all banks included in the Russell 2000 Index was 11.69%.[2] To put it bluntly, regardless of any increase in earnings, FRBK's profitability sucks.

Common equity is not the cheapest way to raise capital, it is the most expensive. While raising common equity may seem "cheap" to Vernon Hill due to the lack of contractually required interest or dividend payments, common equity is the most expensive form of capital as result of the rate of return expected by investors. Common equity (unlike debt or preferred stock whose holders are entitled to regular interest or dividend payments as well the repayment of principal and/or preference above other claims) represents a residual claim on the assets of a corporation and is the riskiest type of capital. Given the risk associated with investing in common stock, investors expect higher returns and those expected returns are expressed as the cost of equity. FRBK's current cost of equity is 11.9%: the only reason Mr. Hill why might consider common equity to be the cheapest way to raise capital is that he does not know or care about the return shareholders expect to receive on that capital.[3]

Capital ratios can be improved by focusing assets and liabilities that create shareholder value. FRBK's June 30, 2021 "call report" discloses $1.2 billion of "pledged securities," which are presumably held as collateral for the $1.3 billion of deposits of "states and political subdivisions in the U.S.," which are generally referred to as municipal deposits. It is unclear, given Mr. Hill's claims regarding the The Power of Red's ability to grow deposits, why municipal deposits would make up almost 25% of FRBK's total deposits, particularly given that they need to be collateralized by securities as well as the common wisdom that municipal depositors are particularly rate sensitive and that municipal deposits create little in the way of franchise value. If Mr. Hill is truly confident in his ability to grow deposits from Fans through Stores as well as growing loans, FRBK should free up existing capital by reducing municipal deposit balances (and disposing of related pledged securities) rather than diluting existing shareholders by raising common equity at below book value pricing.

One of the Board's primary duties is to oversee the allocation of shareholders' capital in order to produce acceptable risk adjusted returns. Right now, FRBK's return on equity is unacceptable in large part due to a securities heavy earnings asset

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[1] Letter to the Shareholders of Berkshire Hathaway Inc., February 29, 1988 available at https://www.berkshirehathaway.com/letters/1987.html.
[2] Source: Bloomberg. This comparison does not take into account the fact that FRBK—with a tangible common equity to tangible assets ratio of less than 5.00%--is significantly more leveraged than peers.
[3] Source: Bloomberg.

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mix. Rather than raise capital to be able to add more loans, the Board—as a responsible steward of shareholder's capital—should dispose of securities (and run off associated municipal deposits) that produce little return on equity.

Commerce didn't operate in a "somewhat better rate environment," it operated in a completely different rate environment. Mr. Hill began serving as chairman to a predecessor entity to Commerce Bancorp, Inc. ("Commerce") in 1973 and was removed as chairman and chief executive officer of Commerce in 2007 pursuant to a consent order with the Office of the Comptroller of the Currency. As can be seen from the below chart, the interest rate environment (represented by the Federal Funds Effective Rate) during Mr. Hill's tenure at Commerce was dramatically different than current conditions.



Prior to FRBK, Mr. Hill implemented the same model at two different banks with drastically different outcomes for investors. Mr. Hill is, and should be, justifiably proud of his achievements at Commerce. Unfortunately, however, there is a more recent example of Mr. Hill's success (or lack thereof) in creating shareholder value. Each director would best serve FRBK and its shareholders by asking Mr. Hill, whenever he references a success at Commerce, "**how did that work out at Metro Bank**?"

To echo the remarks of another shareholder on FRBK's October 27, 2021 earnings call, Mr. Hill is "living in the past." The Board needs to decide whether to remain living in the past with Mr. Hill, oblivious to his recent record of destroying shareholder value, an operating environment that makes his model untenable and the consequences, reputationally and otherwise, of diluting existing shareholders for the sole purpose of indulging Mr. Hill's ego, or to step into the present and take immediate action to preserve shareholder value.

Driver Management Company LLC

/s/ J. Abbott R. Cooper



November 8, 2021

Mr. Harris Wildstein
Chair, Nominating Committee
Republic First Bancorp, Inc.
Two Liberty Place
50 S. 16th Street, Suite 2400
Philadelphia, PA 19102

Via email

Mr. Wildstein,

Driver Opportunity Partners I LP (together with its affiliates, including Driver Management Company, "Driver") is a shareholder of Republic First Bancorp, Inc. ("FRBK") and is extremely concerned by the prospect of a dilutive capital raise that will injure all existing shareholders. These concerns are magnified by the prospect that Vernon Hill, FRBK's chairman and chief executive officer, may be a large buyer in any capital raise, which seems to present an obvious case of self-dealing.

According to FRBK's proxy statement dated March 23, 2021, you are chair of the nominating and governance committee (the "Nominating Committee") of the board of directors (the "Board") of FRBK. Pursuant to the Nominating Committee Charter, the "primary purpose of" the Nominating Committee "is to *provide oversight on the broad range of issues surrounding the composition **and operation of**"* the Board.[1] Among the "Duties and Responsibilities" of the Nominating Committee is to "***[c]onduct evaluations of the performance of the Board as a whole and the directors in such manner as the [Nominating] Committee deems appropriate*** and, through its chairperson, communicate this evaluation to the full Board." In addition, the Nominating Committee Charter provides that:

> The [Nominating] Committee *shall have the resources and authority appropriate to discharge its duties and responsibilities, **including the authority to select, retain, terminate and approve the fees and other retention terms of special counsel or other experts or consultants, as it deems appropriate, without having to seek approval by the Board or the Company's management***. Each [Nominating] Committee member shall have full access to all members of the Company's management.

Bluntly speaking, the capital raise proposed by Mr. Hill will injure existing shareholders and only benefit Mr. Hill and his ego. To the extent that the Board is concerned about FRBK's capital ratios, the Board should direct FRBK's management to shrink the balance sheet by eliminating less profitable assets and liabilities. For the Board to contemplate the type of dilutive capital raise proposed by Mr. Hill suggests a profound failure of governance and oversight.

I am calling on you, in your capacity as Chair of the Nominating Committee, to immediately retain legal counsel and financial advisors and, in accordance with the duties of the Nominating Committee, exercise oversight of the *operation* of the Board and whether approving any dilutive capital raise—particularly one that Mr. Hill participates in—is in violation of the Board's fiduciary duties.

Please distribute this letter to the other members of the Nominating Committee. Since it is not clear that my previous communications reached the Board (another issue that should be examined) please confirm both that you have received this letter and distributed it to the other members of the Nominating Committee.

Do not hesitate to contact me at 646-360-0791 or ac@drivermgmtco.com to discuss the matters referred to in this letter.

Driver Opportunity Partners I LP

By: Driver Management Company LLC, its general partner

Driver Management Company LLC

/s/ J. Abbott R. Cooper
Managing Member

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[1] https://s26.q4cdn.com/813151955/files/doc_downloads/governance_docs/2021/2021-Nominating-Committee-Charter.pdf

250 Park Avenue
7th Floor
New York, NY 10177